EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Profit	$118	$109	$370	$333

Add:
Provision for income taxes	44	41	131	126

Profit before income taxes	$162	$150	$501	$459

Fixed charges:
Interest expense	$179	$201	$557	$603
Rentals at computed interest*	1	1	4	4

Total fixed charges	$180	$202	$561	$607

Profit before income taxes plus fixed charges	$342	$352	$1,062	$1,066

Ratio of profit before income taxes plus fixed charges to fixed charges	1.90	1.74	1.89	1.76

*Those portions of rent expense that are representative of interest cost.